# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Astria Therapeutics, Inc., CIK 0001454789
CUSIP: 04635X102
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 22 Boston Wharf Road, 10th Floor, Boston, Massachusetts (MA), 02210
Date of event which requires filing of this statement: 10/14/2025
Filed by CIK 0001224962
Persons authorized to receive notices and communications: Alexander Rakitin, 51 Astor Place, 10th Floor, New York, New York (NY), 10003, (646) 205-5340

## Reporting persons
- Perceptive Advisors LLC (CIK 0001224962): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,485,420; sole dispositive power 0; shared dispositive power 6,485,420; aggregate amount beneficially owned 6,485,420 (11.5% of the class)
- Joseph Edelman (CIK 0001164426): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,485,420; sole dispositive power 0; shared dispositive power 6,485,420; aggregate amount beneficially owned 6,485,420 (11.5% of the class)
- Perceptive Life Sciences Master Fund, Ltd. (CIK 0001249675): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 4,873,721; sole dispositive power 0; shared dispositive power 4,873,721; aggregate amount beneficially owned 4,873,721 (8.6% of the class)
- Perceptive Xontogeny Venture Fund, L.P. (CIK 0001757940): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,611,699; sole dispositive power 0; shared dispositive power 1,611,699; aggregate amount beneficially owned 1,611,699 (2.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Astria Therapeutics, Inc.
Address of issuer's principal executive offices: 22 Boston Wharf Road, 10th Floor, Boston, Massachusetts (MA), 02210

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is amended and supplemented as follows:

On October 14, 2025, the Master Fund and Perceptive Xontogeny each entered into a Voting and Support Agreement (the "Voting Agreement") with BioCryst Pharmaceuticals, Inc. ("BioCryst"). Pursuant to the Voting Agreement, the Master Fund and Perceptive Xontogeny each agreed to vote their respective shares of Common Stock in favor of the adoption of the merger agreement between BioCryst, the Issuer, and Axel Merger Sub, Inc. dated October 14, 2025 (the "Merger Agreement") with respect to the proposed acquisition of the Issuer by BioCryst (the "Merger") and the approval of the transactions contemplated thereby, and, subject to certain exceptions, not to transfer their shares of Common Stock prior to the earlier of the effective time of the Merger and the termination of the Merger Agreement. The Master Fund and Perceptive Xontogeny each also consented to the treatment of their respective shares of Series X Convertible Preferred Stock and Warrants as set forth in the Merger Agreement. The Voting Agreements will terminate upon the earlier of the effective time of the Merger, their termination by written notice from BioCryst, any amendment of any term or provision of the Merger Agreement that reduces the consideration to be received by holders of Common Stock, and the termination of the Merger Agreement.

The foregoing description of the Voting Agreements is qualified in its entirety by reference to the terms of the agreements, the form of which is filed as Exhibit 8 to this Schedule 13D and incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is amendmed and supplemented as follows:

Exhibit 8 Form of Voting and Support Agreement (incorporated by reference to Exhibit 99.1 to Astria Therapeutics, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 14, 2025)

## Signatures
- Perceptive Advisors LLC: /s/ Joseph Edelman, Joseph Edelman, Managing Member (10/16/2025)
- Joseph Edelman: /s/ Joseph Edelman, Joseph Edelman (10/16/2025)
- Perceptive Life Sciences Master Fund, Ltd.: /s/ Joseph Edelman, By: Perceptive Advisors LLC, By: Joseph Edelman, Managing Member (10/16/2025)
- Perceptive Xontogeny Venture Fund, L.P.: /s/ Joseph Edelman, By: Perceptive Xontogeny Ventures GP, LLC; By: Joseph Edelman, Managing Member (10/16/2025)